NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN ANNOUNCES DRILLING AND LOG
RESULTS ON TILLER RANCH #2 WELL

- Tiller Ranch #2 Well Establishes Extension of
Geologic and Reservoir Model at Tiller Ranch Field -

Houston, TX - March 3rd, 2006 - Petrogen Corp. (OTC Bulletin Board: PTGC), Petrogen announced today that it has completed drilling the Tiller Ranch #2 well ("TR#2") to a depth of 6,000 feet as anticipated and first reported in the Company's news release of February 7th, 2006.

On February 4th, 2006, Patterson-UTI Rig 127 was moved onto location, rigged up to spud the TR#2, marking the second phase of operations on the Company's Tiller Ranch Field (the "Lease"). The TR#2 is the first step- out well location to be drilled subsequent to the recently completed TR#1 well, which has been generating natural gas and condensate sales since early January 2006.

Upon reaching total depth of 6,000 feet at the TR#2, Petrogen conducted its open-hole logging and coring programs for formation evaluation and analysis. As a result of these programs, Petrogen's technical and operations team identified multiple zones of interest. Pressure data and sidewall core analyses combined with detailed log evaluation by several third party petrophysical firms indicate that the TR#2 encountered the same target horizons as those at the TR#1. Furthermore, preliminary indications are that reservoir pressures in the Lower Stillwell Sand at the TR#2 are greater than those at the TR#1, the producing horizon from which the TR#1 is generating daily gas and condensate revenues. Worldwide services industry leader, Schlumberger Ltd. (SLB NYSE), which provides technology, project management and information solutions to the oil and gas industry internationally, conducted the Company' s logging program, sidewall core analysis and formation testing.

Petrogen's Chairman and CEO, Sacha H. Spindler stated, "The results of the #2 well at Tiller Ranch most certainly give us an extremely optimistic view on the overall prospectivity within the Lease as well as the quantitative value of the reserve potential in Tiller Ranch Field. Initial indications are that the #2 well could in fact perform equal to or better than the #1 well once we' ve successfully completed our upcoming testing program and bring this well on production."

The Company's Tiller Ranch Field lease ( the "Lease") is located within Tom Graham Field, Jim Wells County, Texas, which has produced over thirteen billion cubic feet of natural gas (13 Bcfg) from twenty-five distinct sands as well as six million eight hundred thousand barrels of oil (6.8 Mmbo) from six sands. Extensive subsurface control, provided by approximately twenty-five wells located on or adjacent to the Lease, indicate that potentially up to 18 Bcfe of natural gas reserves could be recovered through the development of up to six new wells, which the Company plans to complete during Q4-2005 through to Q2-2006.

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32%of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.